Exhibit 11
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
March 31, 2004	March 31, 2003

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,152	$ 3,928	$ 6,080	$ 2,136	$ 3,887	$ 6,023
Undistributed earnings (loss)	(616)	(1,097)	(1,713)	(1,180)	(2,079)	(3,259)

Net Income	$ 1,536	$ 2,831	$ 4,367	$ 956	$ 1,808	$ 2,764

Average Basic Shares Outstanding	13,685	24,426	38,111	13,781	24,292	38,073

Basic Earnings Per Share	$0.11	$0.12		$0.07	$0.07

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,152	$ 3,952	$ 6,104	$ 2,136	$ 3,890	$ 6,026
Undistributed earnings (loss)	(626)	(1,111)	(1,737)	(1,180)	(2,082)	(3,262)

Net Income	$ 1,526	$ 2,841	$ 4,367	$ 956	$ 1,808	$ 2,764

Average Diluted Shares Outstanding	13,907	24,675	38,582	13,781	24,314	38,095

Diluted Earnings Per Share	$0.11	$0.12		$0.07	$0.07

For the three months ended March 31, 2004 and 2003, respectively, the diluted earnings per share computation includes 249,000 and 22,000 average shares of Class B common stock and 222,000 and zero average shares of Class A Common Stock representing the dilutive effect of stock options, contingently issuable restricted share units and performance share grants. Also included in the diluted earnings per share computation are $24,000 and $3,000 of Class B assumed dividends payable on dilutive shares for the three months ended March 31, 2004 and 2003, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, 462,000 out of 2,642,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, all 3,335,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation.

(Unaudited)	(Unaudited)
Nine Months Ended	Nine Months Ended
March 31, 2004	March 31, 2003

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 6,408	$11,726	$18,134	$ 6,412	$11,652	$ 18,064
Undistributed earnings (loss)	(1,471)	(2,614)	(4,085)	(5,546)	(9,765)	(15,311)

Net Income	$ 4,937	$ 9,112	$14,049	$ 866	$ 1,887	$ 2,753

Average Basic Shares Outstanding	13,717	24,380	38,097	13,787	24,273	38,060

Basic Earnings Per Share	$0.36	$0.37		$0.06	$0.08

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 6,408	$11,760	$18,168	$ 6,412	$11,663	$ 18,075
Undistributed earnings (loss)	(1,484)	(2,635)	(4,119)	(5,547)	(9,775)	(15,322)

Net Income	$ 4,924	$ 9,125	$14,049	$ 865	$ 1,888	$ 2,753

Average Diluted Shares Outstanding	13,791	24,485	38,276	13,787	24,295	38,082

Diluted Earnings Per Share	$0.36	$0.37		$0.06	$0.08

For the nine months ended March 31, 2004 and 2003, respectively, the diluted earnings per share computation includes 105,000 and 22,000 average shares of Class B common stock and 74,000 and zero average shares of Class A Common Stock representing the dilutive effect of stock options, contingently issuable restricted share units and performance share grants. Also included in the diluted earnings per share computation are $34,000 and $11,000 of Class B assumed dividends payable on dilutive shares for the nine months ended March 31, 2004 and 2003, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, 1,108,000 out of 2,778,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, all 3,088,000 stock options outstanding were excluded from the dilutive calculation.